SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Datawatch Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

237917208 (CUSIP Number)

Christopher T. Cox, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Page 1 of 8 Pages)

CUSIP No. 237917208

1	NAME OF REPORTING PERSON WC Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (Member Capital Contribution)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON None*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	On November 20, 2018, WC Capital, LLC completed a distribution in kind of 665,966 shares of Common Stock of Datawatch Corporation held by WC Capital, LLC on a pro rata basis to its members.

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CUSIP No. 237917208

1	NAME OF REPORTING PERSON The Estate of James Wood, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None**
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON OO (Estate)

**	On January 11, 2016, the Estate transferred its managing principal interest in WC Capital, LLC to Colleen M. Wood.

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CUSIP No. 237917208

1	NAME OF REPORTING PERSON Colleen M. Wood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 793,388*
	8	SHARED VOTING POWER None*
	9	SOLE DISPOSITIVE POWER 793,388*
	10	SHARED DISPOSITIVE POWER None*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 793,388*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

*	On November 20, 2018, WC Capital, LLC completed a distribution in kind of 665,966 shares of Common Stock of Datawatch Corporation held by WC Capital,LLC on a pro rata basis to its members.

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CUSIP No. 237917208

1	NAME OF REPORTING PERSON Christopher T. Cox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 364,069*†
	8	SHARED VOTING POWER None*
	9	SOLE DISPOSITIVE POWER 364,069*†
	10	SHARED DISPOSITIVE POWER None*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 364,069*†
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON IN

*	On November 20, 2018, WC Capital, LLC completed a distribution in kind of 665,966 shares of Common Stock of Datawatch Corporation held by WC Capital, LLC on a pro rata basis to its members.
†	This amount corrects a clerical error reported in Amendment No. 2 (as defined herein) which understated Mr. Cox’s ownership by 5,000 shares of Common Stock.

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CUSIP No. 237917208

This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D filed by the Reporting Persons on January 22, 2001 (the “Original Schedule 13D”), Amendment 1 to the Original Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons on January 22, 2016 and Amendment 2 to the Original Schedule 13D (“Amendment No. 2”) filed by the Reporting Persons on November 7, 2018, relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Datawatch Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 3 amends Items 4, 5, 6 and 7 of the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended by the addition of the following language:

On November 20, 2018, WC Capital, LLC completed a distribution in kind of 665,966 shares of Common Stock of the Issuer held by WC Capital, LLC on a pro rata basis, for no additional consideration, to its members, including Collen M. Wood and Christopher T. Cox. The in-kind distribution resulted in 296,342 shares of Common Stock being distributed to Christopher T. Cox and the remaining 369,624 shares of Common Stock being distributed to Colleen M. Wood. As a result of the distribution, WC Capital, LLC no longer owns any shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(c) On November 20, 2018, WC Capital, LLC completed a distribution in kind of 665,966 shares of Common Stock of Datawatch Corporation held by WC Capital, LLC on a pro rata basis, for no additional consideration, to its members, including Collen M. Wood and Christopher T. Cox. The in-kind distribution resulted in 296,342 shares of Common Stock being distributed to Christopher T. Cox and the remaining 369,624 shares of Common Stock being distributed to Colleen M. Wood. As a result of the distribution, WC Capital, LLC no longer owns any shares of Common Stock. At the close of business on November 20, 2018, WC Capital, LLC did not beneficially own any shares of Common Stock.  Mrs. Wood is the beneficial owner of 793,388 shares of Common Stock over which she has sole power to vote and sole power to dispose or direct the disposition. Mr. Cox is the beneficial owner of 364,069 shares of Common Stock over which he has sole power to vote and sole power to dispose or direct the disposition. The ownership of each of the Reporting Persons is set forth in the following table:

Stockholder	Shares of Common Stock	Percent
WC Capital, LLC	None	0.0%
The Estate of James Wood	None	0.0%
Mrs. Colleen Wood	793,388	6.2%
Mr. Christopher Cox	364,069	2.9%

The foregoing percentages are based on 12,736,747 shares of Common Stock of Datawatch outstanding on November 6, 2018 as disclosed in the Issuer’s Schedule 14D-9, filed by Issuer on November 14, 2018.

Except as otherwise described herein, no transactions were effected by the Reporting Persons in shares of Common Stock during the past sixty (60) days.

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Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On November 20, 2018, Collen M. Wood entered into that certain Counterpart Signature to Tender and Support Agreement (the “Support Agreement Joinder”) with Acquisition Parent and Acquisition Corp., pursuant to which Collen M. Wood agreed to be bound by all of the terms and conditions of the Support Agreement as “Stockholder” (as defined in the Support Agreement).

The foregoing description of the Support Agreement Joinder does not purport to be complete and is qualified in its entirety by reference to the Support Agreement Joinder filed as Exhibit 7 to this Amendment No. 3.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is amended by the addition of the following:

The following exhibit is incorporated into this Schedule 13D:

Exhibit 7	Counterpart Signature to Tender and Support Agreement, dated as of November 20, 2018, among Altair Engineering Inc., Dallas Merger Sub, Inc. and Collen Wood.

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CUSIP No. 237917208

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2018

WC CAPITAL, LLC

By:	/s/ Christopher T. Cox
Christopher T. Cox
Managing Member

ESTATE OF JAMES WOOD

By:	/s/ Colleen M. Wood
Colleen M. Wood
Co-Executor of the Estate of James Wood

By:	/s/ Christopher T. Cox
Christopher T. Cox
Co-Executor of the Estate of James Wood

COLLEEN M. WOOD

By:	/s/ Colleen M. Wood

CHRISTOPHER T. COX

By:	/s/ Christopher T. Cox

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